FORM 3               U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 20(f) of the Investment Company Act of 1949


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1. Name and Address of Reporting Person

Rosenwald, Lindsay A., M.D.
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   (Last)               (First)                 (Middle)

787 Seventh Avenue, 48th Floor
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                                    (Street)

New York                   NY                   10019
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

11/25/97
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

Discovery Laboratories, Inc. ("Discovery")

DSCO
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

[ ]   Director                             [X]   10% Owner
[ ]   Officer (give title below)           [ ]   Other (specify below)

      _________________________________
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6. If Amendment, Date of Original (Month/Day/Year)

12/5/97
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             Table I -- Non-Derivative Securities Beneficially Owned
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
1. Title of Security                  2. Amount of Securities    3. Ownership Form:    4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            Beneficially Owned         Direct (D) or         (Instr.5)
                                         (Instr. 4)                 Indirect (I)
                                                                    (Instr. 5)
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
Common Stock                               153,437                   D                    See Footnote 1.
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Common Stock                             1,001,739                   I                    See Footnote 2 (By RAQ, LLC).
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Common Stock                               144,474                   I                    See Footnote 2 (By Aries Domestic).
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Common Stock                               337,107                   I                    See Footnote 2 (By Aries Trust).
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative     2. Date Exercisable      3. Title and Amount of Securities    4. Conver-     5. Ownership   6. Nature of
   Security (Instr. 4)        and Expiration Date      Underlying Derivative Security       sion or        Form of        Indirect
                              (Month/Day/Year)         (Instr. 4)                           Exercise       Derivative     Beneficial
                           ----------------------   ---------------------------------       Price of       Security:      Ownership
                             Date       Expira-     Title                  Amount           Derivative     Direct         (Instr. 5)
                             Exer-      tion                               or               Security       (D) or
                             cisable    Date                               Number                          Indirect
                                                                           of                              (I)
                                                                           Shares                          (Instr.5)
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
                                                    Common
Non-Statutory Stock Options  5/1/94     5/1/04      Stock                      111          $ 0.87         D
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                                                    Common
Common Placement Warrants    11/15/96   11/15/06    Stock                   30,665          $ 0.64         D
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                                                    Series B
Series B Convertible                                Convt.
Preferred Stock Warrants     11/15/96   11/15/06    Preferred
                                                    Stock                   78,798          $11.00         D
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                                                    Common                                                             See Footnote
Common Placement Warrants    11/15/96   11/15/06    Stock                    8,756          $ 0.64         I           2 (By Aries).
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                                                    Series B
Series B Convertible                                Convt.
Preferred Stock Warrants     11/15/96   11/15/06    Preferred                                                          See Footnote
                                                    Stock                   22,500          $11.00         I           2 (By Aries).
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Series B Convertible                                Common                                                             See Footnote
Preferred Stock              11/25/97      N/A      Stock                  385,265          $ 6.42         I           3 (By Aries).
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Series B Convertible                                Common
Preferred Stock              11/25/97      N/A      Stock                  122,659          $ 6.42         D
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

Explanation of Responses:

(1) Consists of (i) 111 shares of Common Stock issuable on the exercise of outstanding options, (ii) 30,665 shares of Common Stock issuable on the exercise of warrants and (iii) 122,659 shares of Common Stock issuable on conversion of Series B Convertible Preferred Stock issuable on the exercise of warrants.

(CONTINUED)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      7. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

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

Explanation of Responses:

(2) The Reporting Person is the Chairman, President and sole stockholder of Paramount Capital Asset Management, Inc. ("PCAM"). PCAM is the general partner of the Aries Domestic Fund, L.P. ("Aries Domestic") and the investment manager of The Aries Fund, a Cayman Island Trust ("Aries Fund" and, together with Aries Domestic, "Aries"). The Reporting Person disclaims beneficial ownership of the securities held by Aries Domestic and Aries Trust, except to the extent of his pecuniary interest therein, if any. As a consequence of these relationships, each of the Reporting Person and PCAM may be deemed to share beneficial ownership of the Common Stock and Series B Preferred Stock beneficially owned by Aries. The Reporting Person is also the Managing Member of RAQ, LLC and, accordingly, may be deemed to have beneficial ownership of the Common Stock beneficially owned by RAQ, LLC. The Reporting Person disclaims beneficial ownership of any securities issuable upon exercise of warrants granted to employees of Paramount Capital, Incorporated ("Paramount Capital").

(3) Includes 22,500 shares of Series B Convertible Preferred Stock issuable on the exercise of warrants.


/s/ Lindsay A. Rosenwald                                    February 13, 1998
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,- See Instruction 6 for procedure.


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